Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2024 Unaudited Financial Results

BEIJING, China, November 21, 2024 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Business and Financial Highlights for the Third Quarter 2024

•	Gross transaction value (GTV)[1] was RMB736.8 billion (US$105.0 billion), an increase of 12.5% year-over-year. GTV of existing home transactions was RMB477.8 billion (US$68.1 billion), an increase of 8.8% year-over-year. GTV of new home transactions was RMB227.6 billion (US$32.4 billion), an increase of 18.4% year-over-year. GTV of home renovation and furnishing was RMB4.1 billion (US$0.6 billion), an increase of 24.6% year-over-year. GTV of emerging and other services was RMB27.3 billion (US$3.9 billion), an increase of 31.9% year-over-year.

•	Net revenues were RMB22.6 billion (US$3.2 billion), an increase of 26.8% year-over-year.

•	Net income was RMB1,168 million (US$167 million). Adjusted net income[2] was RMB1,782 million (US$254 million).

•	Number of stores was 48,230 as of September 30, 2024, a 12.1% increase from one year ago. Number of active stores[3] was 46,857 as of September 30, 2024, a 14.6% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 40,903 as of September 30, 2023.

•	Number of agents was 476,420 as of September 30, 2024, a 11.0% increase from one year ago. Number of active agents[4] was 423,400 as of September 30, 2024, a 6.1% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 46.2 million in the third quarter of 2024, compared to 49.2 million in the same period of 2023.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the third quarter of 2024, we continued to demonstrate proactive and sustainable growth momentum. Against the backdrop of market adjustments, each of our business lines achieved solid results. In our housing transaction services, we are actively pursuing growth while also committed to fostering a more harmonious ecosystem. Through initiatives such as the ‘store point-based system’, we’re helping store owners achieve better returns and benefit from the platform’s value, ultimately enhancing their level of satisfaction with the platform. In our home renovation and furnishing and home rental services, we are also continuously strengthening our foundational capabilities across product development, process restructuring, and supply chain improvements. Meanwhile, we have officially upgraded our management governance framework, adopting a mechanism of clear responsibilities and collective leadership to deliberate and plan key strategies and matters, ensuring steady and sustainable growth for the Company.”

“All above initiatives are centered around our steadfast commitment to a long-term vision. By focusing on 'doing the right thing even if it’s difficult' and continuously exploring innovations, we aim to build our business with a long-term perspective, ensuring sustainable growth and vitality. We are also pleased to see that the supportive policy packages introduced by the government at the end of September have already shown promising initial results. In October, transaction volumes on our platform rebounded significantly, signaling the start of the market recovery. With an improving external environment, we will stay true to our long-term vision, remaining optimistic, persistent, and united as we move toward a brighter future,” concluded Mr. Peng. Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “The market in the third quarter of this year gradually retreated following the pulse-like rebound fueled by the intensive supportive policies released in May. The existing home market was relatively stable, while the new home market was still in a bottoming stage with weak supply and demand.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 399,048 as of September 30, 2023.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

For performance in the third quarter, our net revenues reached RMB22.6 billion, gross margin stood at 22.7%; net income reached RMB1,168 million, and adjusted net income was RMB1,782 million. Home transaction services demonstrated a stable revenue performance. The monetization capability of our new home transaction services has been further strengthened. We are actively advancing our ‘one body, three wings’ strategy, with revenues of home renovation and furnishing, home rental services, and emerging and other services growing by 54.3% year-over-year in the third quarter. They accounted for an increasing portion of our total net revenues at 38.3%, increasing by 6.8 percentage points from the same period of 2023. Among these, revenue from home renovation and furnishing reached RMB4.21 billion, rising by 32.6% year-over-year, while revenue from home rental services reached RMB3.94 billion, up 118.4% year-over-year.

With robust cash reserves, we continued to reward our shareholders who have grown with us, sharing the value created by the Company. In the third quarter, we allocated approximately US$200 million to share repurchases.

As our businesses become more diverse, we have elevated our standards for resource allocation and prudent management. Moving forward, we will continue to focus on the fundamentals of our business, ensuring strict adherence to risk controls and maintaining healthy cash flow, while fully supporting the growth of our ‘one body, three wings’ businesses.”

Third Quarter 2024 Financial Results

Net Revenues

Net revenues increased by 26.8% to RMB22.6 billion (US$3.2 billion) in the third quarter of 2024 from RMB17.8 billion in the same period of 2023, primarily attributable to the increase of net revenues from new home transaction services and the expansion of home renovation and furnishing and home rental business. Total GTV increased by 12.5% to RMB736.8 billion (US$105.0 billion) in the third quarter of 2024 from RMB655.2 billion in the same period of 2023, primarily attributable to the recovery of existing home transaction market and the Company’s proactive growth strategy and improved market coverage capabilities.

•	Net revenues from existing home transaction services were RMB6.2 billion (US$0.9 billion) in the third quarter of 2024, relatively flat compared with RMB6.3 billion in the same period of 2023. GTV of existing home transactions increased by 8.8% to RMB477.8 billion (US$68.1 billion) in the third quarter of 2024 from RMB439.0 billion in the same period of 2023. The different trend between net revenues and GTV of existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue was RMB5.1 billion (US$0.7 billion) in the third quarter of 2024, relatively flat compared with RMB5.1 billion in the same period of 2023, while the GTV of existing home transactions served by Lianjia stores increased by 1.7% to RMB194.5 billion (US$27.7 billion) in the third quarter of 2024 from RMB191.2 billion in the same period of 2023; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB1.2 billion (US$0.2 billion) in the third quarter of 2024, relatively flat compared with RMB1.2 billion in the same period of 2023, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 14.3% to RMB283.3 billion (US$40.4 billion) in the third quarter of 2024 from RMB247.8 billion in the same period of 2023, offset by the decrease in revenues from certain value-added services which were not directly driven by GTV of existing home transactions served by connected agents.

•	Net revenues from new home transaction services increased by 30.9% to RMB7.7 billion (US$1.1 billion) in the third quarter of 2024 from RMB5.9 billion in the same period of 2023, primarily due to the increase of GTV of new home transactions of 18.4% to RMB227.6 billion (US$32.4 billion) in the third quarter of 2024 from RMB192.1 billion in the same period of 2023, and the improved monetization capability. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 20.5% to RMB183.0 billion (US$26.1 billion) in the third quarter of 2024 from RMB151.9 billion in the same period of 2023, and the GTV of new home transactions served by Lianjia brand increased by 10.5% to RMB44.5 billion (US$6.3 billion) in the third quarter of 2024 from RMB40.3 billion in the same period of 2023.

•	Net revenues from home renovation and furnishing increased by 32.6% to RMB4.2 billion (US$0.6 billion) in the third quarter of 2024 from RMB3.2 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) the shortened lead time driven by enhanced delivery capabilities.

•	Net revenues from home rental services increased by 118.4% to RMB3.9 billion (US$0.6 billion) in the third quarter of 2024 from RMB1.8 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.5 billion (US$0.1 billion) in the third quarter of 2024, compared to RMB0.6 billion in the same period of 2023.

Cost of Revenues

Total cost of revenues increased by 35.0% to RMB17.4 billion (US$2.5 billion) in the third quarter of 2024 from RMB12.9 billion in the same period of 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB5.2 billion (US$0.7 billion) in the third quarter of 2024, compared to RMB4.0 billion in the same period of 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 17.2% to RMB4.4 billion (US$0.6 billion) in the third quarter of 2024 from RMB3.7 billion in the same period of 2023, primarily due to an increase in the net revenues from new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved welfare for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 28.6% to RMB2.9 billion (US$0.4 billion) in the third quarter of 2024 from RMB2.3 billion in the same period of 2023, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 115.5% to RMB3.8 billion (US$0.5 billion) in the third quarter of 2024 from RMB1.7 billion in the same period of 2023, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB0.7 billion (US$0.1 billion) in the third quarter of 2024, relatively flat compared with RMB0.7 billion in the same period of 2023.

•	Other costs. The Company’s other costs increased to RMB502 million (US$72 million) in the third quarter of 2024 from RMB480 million in the same period of 2023, mainly due to the increased tax and surcharges in line with the increased net revenues.

Gross Profit

Gross profit increased by 5.2% to RMB5.1 billion (US$0.7 billion) in the third quarter of 2024 from RMB4.9 billion in the same period of 2023. Gross margin was 22.7% in the third quarter of 2024, compared to 27.4% in the same period of 2023, primarily due to a) a lower contribution from net revenues from existing home transaction services with a relatively higher margin than other revenue streams; b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses increased by 11.0% to RMB4.4 billion (US$0.6 billion) in the third quarter of 2024 from RMB4.0 billion in the same period of 2023.

•	General and administrative expenses were RMB1.9 billion (US$0.3 billion) in the third quarter of 2024, relatively flat compared with RMB1.9 billion in the same period of 2023.

•	Sales and marketing expenses increased by 18.6% to RMB1.9 billion (US$0.3 billion) in the third quarter of 2024 from RMB1.6 billion in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business which was in line with the growth of net revenues from home renovation and furnishing and increased expenses on marketing and promotion activities for business development of new connected brands and stores.

•	Research and development expenses increased by 21.5% to RMB573 million (US$82 million) in the third quarter of 2024 from RMB472 million in the same period of 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Income from operations was RMB727 million (US$104 million) in the third quarter of 2024, compared to income from operations of RMB911 million in the same period of 2023. Operating margin decreased to 3.2% in the third quarter of 2024 from 5.1% in the same period of 2023, primarily due to a lower gross margin partially offset by the improved operating leverage in the third quarter of 2024, compared to the same period of 2023.

Adjusted income from operations6 was RMB1,363 million (US$194 million) in the third quarter of 2024, compared to RMB1,886 million in the same period of 2023. Adjusted operating margin7 was 6.0% in the third quarter of 2024, compared to 10.6% in the same period of 2023. Adjusted EBITDA8 was RMB2,154 million (US$307 million) in the third quarter of 2024, compared to RMB2,515 million in the same period of 2023.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income

Net income was RMB1,168 million (US$167 million) in the third quarter of 2024, compared to RMB1,170 million in the same period of 2023.

Adjusted net income was RMB1,782 million (US$254 million) in the third quarter of 2024, compared to RMB2,159 million in the same period of 2023.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,171 million (US$167 million) in the third quarter of 2024, compared to RMB1,158 million in the same period of 2023.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,785 million (US$254 million) in the third quarter of 2024, compared to RMB2,147 million in the same period of 2023.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB1.04 (US$0.15) and RMB1.00 (US$0.14) in the third quarter of 2024, respectively, compared to RMB0.99 and RMB0.97 in the same period of 2023, respectively.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.58 (US$0.23) and RMB1.53 (US$0.22) in the third quarter of 2024, respectively, compared to RMB1.84 and RMB1.80 in the same period of 2023, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2024, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.5 billion (US$8.5 billion).

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 14, 2024. As of September 30, 2024, the Company in aggregate has purchased approximately 102.2 million ADSs (representing approximately 306.5 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,493.4 million under this share repurchase program since its launch.

Conference Call Information

The Company will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on Thursday, November 21, 2024 (8:00 P.M. Beijing/Hong Kong Time on Thursday, November 21, 2024) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10042784-y6whdt.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10042787-mwq6c3.html

A replay of the conference call will be accessible through November 28, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10042784
Replay PIN (Chinese simultaneous interpretation line):	10042787

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,634,716	9,576,948	1,364,704
Restricted cash	6,222,745	6,243,476	889,688
Short-term investments	34,257,958	43,654,035	6,220,650
Short-term financing receivables, net of allowance for credit losses of RMB122,482 and RMB118,504 as of December 31, 2023 and September 30, 2024, respectively	1,347,759	773,567	110,232
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB1,640,694 as of December 31, 2023 and September 30, 2024, respectively	3,176,169	3,277,775	467,079
Amounts due from and prepayments to related parties	419,270	407,966	58,135
Loan receivables from related parties	28,030	18,030	2,569
Prepayments, receivables and other assets	4,666,976	5,726,438	816,012
Total current assets	69,753,623	69,678,235	9,929,069
Non-current assets
Property, plant and equipment, net	1,965,098	2,248,709	320,438
Right-of-use assets	17,617,915	22,259,923	3,172,014
Long-term investments, net	23,570,988	21,457,347	3,057,647
Intangible assets, net	1,067,459	948,723	135,192
Goodwill	4,856,807	4,839,219	689,583
Long-term loan receivables from related parties	27,000	25,360	3,614
Other non-current assets	1,473,041	1,338,196	190,693
Total non-current assets	50,578,308	53,117,477	7,569,181
TOTAL ASSETS	120,331,931	122,795,712	17,498,250

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,328,516	6,389,882	910,551
Amounts due to related parties	430,350	382,816	54,551
Employee compensation and welfare payable	8,145,779	6,136,481	874,442
Customer deposits payable	3,900,564	3,999,101	569,867
Income taxes payable	698,568	616,621	87,868
Short-term borrowings	290,450	306,610	43,692
Lease liabilities current portion	9,368,607	12,900,946	1,838,370
Contract liability and deferred revenue	4,665,201	5,223,016	744,274
Accrued expenses and other current liabilities	5,695,948	7,191,733	1,024,813
Total current liabilities	39,523,983	43,147,206	6,148,428
Non-current liabilities
Deferred tax liabilities	279,341	279,341	39,806
Lease liabilities non-current portion	8,327,113	8,472,711	1,207,352
Other non-current liabilities	389	2,791	398
Total non-current liabilities	8,606,843	8,754,843	1,247,556
TOTAL LIABILITIES	48,130,826	51,902,049	7,395,984

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,491,188,042 Class A ordinary shares issued and 3,357,035,782 Class A ordinary shares outstanding(1) as of September 30, 2024; and 151,354,549 and 145,897,002 Class B ordinary shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	475	463	66
Treasury shares	(866,198)	(408,535)	(58,216)
Additional paid-in capital	77,583,054	72,274,027	10,298,966
Statutory reserves	811,107	811,107	115,582
Accumulated other comprehensive income	244,302	275,516	39,261
Accumulated deficit	(5,672,916)	(2,178,008)	(310,364)
Total KE Holdings Inc. shareholders' equity	72,099,824	70,774,570	10,085,295
Non-controlling interests	101,281	119,093	16,971
TOTAL SHAREHOLDERS' EQUITY	72,201,105	70,893,663	10,102,266
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	120,331,931	122,795,712	17,498,250

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,307,085	6,217,054	885,923	21,904,172	19,278,973	2,747,232
New home transaction services	5,901,966	7,726,316	1,100,991	23,001,680	20,576,636	2,932,147
Home renovation and furnishing	3,176,739	4,213,041	600,354	7,209,569	10,662,113	1,519,339
Home rental services	1,804,374	3,941,234	561,621	3,905,262	9,753,977	1,389,931
Emerging and other services	620,541	487,002	69,397	1,552,023	2,060,692	293,646
Total net revenues	17,810,705	22,584,647	3,218,286	57,572,706	62,332,391	8,882,295
Cost of revenues
Commission-split	(3,982,415)	(5,199,321)	(740,897)	(15,345,975)	(14,057,167)	(2,003,130)
Commission and compensation-internal	(3,737,715)	(4,381,616)	(624,375)	(13,098,490)	(12,446,905)	(1,773,670)
Cost of home renovation and furnishing	(2,252,251)	(2,897,013)	(412,821)	(5,077,310)	(7,345,082)	(1,046,666)
Cost of home rental services	(1,748,021)	(3,766,972)	(536,789)	(3,996,906)	(9,248,794)	(1,317,943)
Cost related to stores	(729,388)	(703,045)	(100,183)	(2,145,039)	(2,069,022)	(294,833)
Others	(479,935)	(501,947)	(71,526)	(1,335,018)	(1,391,552)	(198,295)
Total cost of revenues(1)	(12,929,725)	(17,449,914)	(2,486,591)	(40,998,738)	(46,558,522)	(6,634,537)
Gross profit	4,880,980	5,134,733	731,695	16,573,968	15,773,869	2,247,758
Operating expenses
Sales and marketing expenses(1)	(1,630,543)	(1,933,878)	(275,575)	(4,573,815)	(5,439,341)	(775,100)
General and administrative expenses(1)	(1,862,347)	(1,900,959)	(270,884)	(5,588,830)	(5,999,453)	(854,915)
Research and development expenses(1)	(471,631)	(572,932)	(81,642)	(1,403,160)	(1,544,741)	(220,124)
Impairment of goodwill, intangible assets and other long-lived assets	(5,201)	-	-	(37,976)	(36,397)	(5,187)
Total operating expenses	(3,969,722)	(4,407,769)	(628,101)	(11,603,781)	(13,019,932)	(1,855,326)
Income from operations	911,258	726,964	103,594	4,970,187	2,753,937	392,432
Interest income, net	349,143	310,493	44,245	951,369	976,746	139,185
Share of results of equity investees	12,753	7,783	1,109	27,228	4,048	577
Impairment loss for equity investments accounted for equity method	(6,182)	-	-	(6,182)	-	-
Fair value changes in investments, net	1,187	109,170	15,557	74,193	187,458	26,713
Impairment loss for equity investments accounted for using Measurement Alternative	(2,882)	(388)	(55)	(12,195)	(8,437)	(1,202)
Foreign currency exchange gain (loss)	96,336	45,156	6,435	80,503	(27,869)	(3,971)
Other income, net	309,914	472,359	67,311	1,037,197	1,373,969	195,789
Income before income tax expense	1,671,527	1,671,537	238,196	7,122,300	5,259,852	749,523
Income tax expense	(501,237)	(503,131)	(71,696)	(1,902,759)	(1,758,920)	(250,644)
Net income	1,170,290	1,168,406	166,500	5,219,541	3,500,932	498,879

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(12,248)	2,667	380	(5,922)	(6,024)	(858)
Net income attributable to KE Holdings Inc.	1,158,042	1,171,073	166,880	5,213,619	3,494,908	498,021
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,158,042	1,171,073	166,880	5,213,619	3,494,908	498,021

Net income	1,170,290	1,168,406	166,500	5,219,541	3,500,932	498,879
Currency translation adjustments	(180,974)	(252,110)	(35,925)	712,745	(131,660)	(18,761)
Unrealized gains (losses) on available-for-sale investments, net of reclassification	(49,243)	130,261	18,562	(50,267)	162,874	23,209
Total comprehensive income	940,073	1,046,557	149,137	5,882,019	3,532,146	503,327
Comprehensive loss (income) attributable to non-controlling interests shareholders	(12,248)	2,667	380	(5,922)	(6,024)	(858)
Comprehensive income attributable to KE Holdings Inc.	927,825	1,049,224	149,517	5,876,097	3,526,122	502,469
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	927,825	1,049,224	149,517	5,876,097	3,526,122	502,469

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,491,785,849	3,380,011,519	3,380,011,519	3,527,781,652	3,408,518,304	3,408,518,304
—Diluted	3,569,150,049	3,501,151,763	3,501,151,763	3,612,305,297	3,522,652,156	3,522,652,156

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,163,928,616	1,126,670,506	1,126,670,506	1,175,927,217	1,136,172,768	1,136,172,768
—Diluted	1,189,716,683	1,167,050,588	1,167,050,588	1,204,101,766	1,174,217,385	1,174,217,385

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.33	0.35	0.05	1.48	1.03	0.15
—Diluted	0.32	0.33	0.05	1.44	0.99	0.14

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.99	1.04	0.15	4.43	3.08	0.44
—Diluted	0.97	1.00	0.14	4.33	2.98	0.42

(1) Includes share-based compensation expenses as follows:

Cost of revenues	136,990	136,101	19,394	363,556	385,935	54,995
Sales and marketing expenses	51,637	53,149	7,574	129,118	143,910	20,507
General and administrative expenses	576,635	370,106	52,740	1,765,532	1,461,016	208,193
Research and development expenses	48,867	47,220	6,729	138,905	140,146	19,971

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	911,258	726,964	103,594	4,970,187	2,753,937	392,432
Share-based compensation expenses	814,129	606,576	86,437	2,397,111	2,131,007	303,666
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,495	29,883	4,258	458,268	214,167	30,519
Impairment of goodwill, intangible assets and other long-lived assets	5,201	-	-	37,976	36,397	5,187
Adjusted income from operations	1,886,083	1,363,423	194,289	7,863,542	5,135,508	731,804

Net income	1,170,290	1,168,406	166,500	5,219,541	3,500,932	498,879
Share-based compensation expenses	814,129	606,576	86,437	2,397,111	2,131,007	303,666
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,495	29,883	4,258	458,268	214,167	30,519
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	11,720	(16,867)	(2,404)	(26,861)	(3,589)	(511)
Impairment of goodwill, intangible assets and other long-lived assets	5,201	-	-	37,976	36,397	5,187
Impairment of investments	9,064	388	55	18,377	8,437	1,202
Tax effects on non-GAAP adjustments	(6,560)	(6,494)	(925)	(19,682)	(19,904)	(2,836)
Adjusted net income	2,159,339	1,781,892	253,921	8,084,730	5,867,447	836,106

Net income	1,170,290	1,168,406	166,500	5,219,541	3,500,932	498,879
Income tax expense	501,237	503,131	71,696	1,902,759	1,758,920	250,644
Share-based compensation expenses	814,129	606,576	86,437	2,397,111	2,131,007	303,666
Amortization of intangible assets	158,893	36,125	5,148	468,807	230,643	32,866
Depreciation of property, plant and equipment	193,791	166,373	23,708	578,606	505,232	71,995
Interest income, net	(349,143)	(310,493)	(44,245)	(951,369)	(976,746)	(139,185)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	11,720	(16,867)	(2,404)	(26,861)	(3,589)	(511)
Impairment of goodwill, intangible assets and other long-lived assets	5,201	-	-	37,976	36,397	5,187
Impairment of investments	9,064	388	55	18,377	8,437	1,202
Adjusted EBITDA	2,515,182	2,153,639	306,895	9,644,947	7,191,233	1,024,743

Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,158,042	1,171,073	166,880	5,213,619	3,494,908	498,021
Share-based compensation expenses	814,129	606,576	86,437	2,397,111	2,131,007	303,666
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,495	29,883	4,258	458,268	214,167	30,519
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	11,720	(16,867)	(2,404)	(26,861)	(3,589)	(511)
Impairment of goodwill, intangible assets and other long-lived assets	5,201	-	-	37,976	36,397	5,187
Impairment of investments	9,064	388	55	18,377	8,437	1,202
Tax effects on non-GAAP adjustments	(6,560)	(6,494)	(925)	(19,682)	(19,904)	(2,836)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(21)	(21)	(3)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	2,147,084	1,784,552	254,300	8,078,787	5,861,402	835,245

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,163,928,616	1,126,670,506	1,126,670,506	1,175,927,217	1,136,172,768	1,136,172,768
—Diluted	1,189,716,683	1,167,050,588	1,167,050,588	1,204,101,766	1,174,217,385	1,174,217,385

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,163,928,616	1,126,670,506	1,126,670,506	1,175,927,217	1,136,172,768	1,136,172,768
—Diluted	1,189,716,683	1,167,050,588	1,167,050,588	1,204,101,766	1,174,217,385	1,174,217,385

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.99	1.04	0.15	4.43	3.08	0.44
—Diluted	0.97	1.00	0.14	4.33	2.98	0.42

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.85	0.54	0.08	2.44	2.08	0.30
—Diluted	0.83	0.53	0.08	2.38	2.01	0.29

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.84	1.58	0.23	6.87	5.16	0.74
—Diluted	1.80	1.53	0.22	6.71	4.99	0.71

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,956,650	448,890	63,971	9,388,339	4,306,568	613,680
Net cash used in investing activities	(15,323,257)	(518,848)	(73,936)	(7,689,643)	(7,362,441)	(1,049,140)
Net cash used in financing activities	(2,614,917)	(1,589,390)	(226,486)	(5,484,524)	(6,966,444)	(992,710)
Effect of exchange rate change on cash, cash equivalents and restricted cash	164,808	(46,881)	(6,685)	186,945	(14,720)	(2,097)
Net decrease in cash and cash equivalents and restricted cash	(15,816,716)	(1,706,229)	(243,136)	(3,598,883)	(10,037,037)	(1,430,267)
Cash, cash equivalents and restricted cash at the beginning of the period	37,812,092	17,526,653	2,497,528	25,594,259	25,857,461	3,684,659
Cash, cash equivalents and restricted cash at the end of the period	21,995,376	15,820,424	2,254,392	21,995,376	15,820,424	2,254,392

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	6,307,085	6,217,054	885,923	21,904,172	19,278,973	2,747,232
Less: Commission and compensation	(3,237,237)	(3,667,827)	(522,661)	(11,407,196)	(10,700,539)	(1,524,815)
Contribution	3,069,848	2,549,227	363,262	10,496,976	8,578,434	1,222,417
New home transaction services
Net revenues	5,901,966	7,726,316	1,100,991	23,001,680	20,576,636	2,932,147
Less: Commission and compensation	(4,418,771)	(5,812,384)	(828,258)	(16,880,830)	(15,581,327)	(2,220,321)
Contribution	1,483,195	1,913,932	272,733	6,120,850	4,995,309	711,826
Home renovation and furnishing
Net revenues	3,176,739	4,213,041	600,354	7,209,569	10,662,113	1,519,339
Less: Material costs, commission and compensation	(2,252,251)	(2,897,013)	(412,821)	(5,077,310)	(7,345,082)	(1,046,666)
Contribution	924,488	1,316,028	187,533	2,132,259	3,317,031	472,673
Home rental services
Net revenues	1,804,374	3,941,234	561,621	3,905,262	9,753,977	1,389,931
Less: Property leasing costs, commission and compensation	(1,748,021)	(3,766,972)	(536,789)	(3,996,906)	(9,248,794)	(1,317,943)
(Deficit)/Contribution	56,353	174,262	24,832	(91,644)	505,183	71,988
Emerging and other services
Net revenues	620,541	487,002	69,397	1,552,023	2,060,692	293,646
Less: Commission and compensation	(64,122)	(100,726)	(14,353)	(156,439)	(222,206)	(31,664)
Contribution	556,419	386,276	55,044	1,395,584	1,838,486	261,982